Exhibit (a)(5)

COMPUCREDIT HOLDINGS CORPORATION

ANNOUNCES TENDER OFFER

TO PURCHASE UP TO 13,125,000 SHARES

OF ITS COMMON STOCK

ATLANTA, GA, March 14, 2011 — CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced that it has commenced a cash tender offer (the “Tender Offer”) for up to 13,125,000 shares of its outstanding common stock, no par value per share (the “Common Stock”), at a purchase price of 8.00 per share.

Specific terms and conditions of the Tender Offer are included in the Offer to Purchase, dated March 14, 2011, and the accompanying Letter of Transmittal, each filed with the Securities and Exchange Commission.

If the aggregate number of shares of Common Stock validly tendered and not properly withdrawn on or prior to the Expiration Date exceeds 13,125,000, then we will accept for payment 13,125,000 of such shares validly tendered and not properly withdrawn on a pro rata basis, disregarding fractions, from among such shares validly tendered and not properly withdrawn.

As of March 11, 2011 there were approximately 38.0 million shares of Common Stock outstanding.

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on April 11, 2011, unless extended (as such time and date may be extended, the “Expiration Date”). Tenders of Common Stock must be made on or prior to the Expiration Date and shares of Common Stock may be withdrawn at any time on or prior to the Expiration Date.

The Tender Offer and CompuCredit’s obligation to purchase and pay for the Common Stock validly tendered and not validly withdrawn is not conditioned upon any minimum number of shares of Common Stock being tendered. The Tender Offer is, however, subject to CompuCredit’s receipt of proceeds in connection with the closing of the sale of its MEM U.K. Internet-based micro-loan operations, which proceeds are necessary to fund the purchase price of the shares of Common Stock tendered, and certain other conditions set forth in the Offer to Purchase being satisfied or waived on or prior to the Expiration Date.

This press release is neither an offer to purchase nor a solicitation to buy any of the Common Stock nor is it a solicitation for acceptance of the Tender Offer. CompuCredit is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the accompanying Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CompuCredit, the Depositary, or the Information Agent for the Tender Offer makes any recommendation in connection with the Tender Offer.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal that are being sent to holders of the Common Stock. Holders are urged to read the Tender Offer documents carefully when they become available. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Tender Offer, Morrow & Co., LLC, at (800) 607-0088 (toll free). Banks and brokerage firms may call (800) 662-5200 (toll-free). Questions regarding the Tender Offer may be directed to the Information Agent. The Depositary for the Tender Offer is American Stock Transfer & Trust Company, LLC.

About CompuCredit

CompuCredit is a specialty finance company and marketer of financial products and services to consumers who are underserved by traditional financial institutions. Through corporate and affinity contributions focused on the underserved and un-banked communities, CompuCredit also uses its financial resources and volunteer efforts to address the numerous challenges affecting its customers. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management. It is important to note that CompuCredit’s actual results could differ materially from those projected in such forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact CompuCredit’s performance.